SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S OCT TRAFFIC GROWS 4%

Ryanair today (3 Nov 2011) released passenger and load factor stats for October 2011 as follows:

	Oct 10	Oct 11	Increase	Yr to Oct 11
Passengers 1	7.02(m)	7.27(m)	+4%	77.1(m)
Load Factor 2	85%	84%	-1%	82%

Ryanair's Stephen McNamara said:

"We are pleased to report a 4% growth in traffic in October, bringing our summer schedule to a close. As previously advised Ryanair's winter traffic will decline each month from November onwards as we ground up to 80 aircraft for this winter period."

1. Represents the booked seats sold.

2. Represents passengers as a percentage of total seats available.

ENDS.

For further information:

Stephen McNamara - Ryanair                           Joe Carmody - Edelman
Tel: 00 353 1 812 1212                                    Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  3 November, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary